QuickLinks -- Click here to rapidly navigate through this document

Registration No. 333-126496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BARRETT BUSINESS SERVICES, INC.
(Exact name of registrant as specified in its charter)

Maryland (State of incorporation)	52-0812977 (IRS Employer Identification No.)

4724 S.W. Macadam Avenue
Portland, Oregon 97239
(503) 220-0988
(Address and telephone number of registrant's principal executive offices)

William W. Sherertz
President and Chief Executive Officer
Barrett Business Services, Inc.
4724 S.W. Macadam Avenue
Portland, Oregon 97239
Telephone (503) 220-0988
(Name, address, and telephone number of agent for service)

With copies to:
Mary Ann Frantz, Esq. David G. Post, Esq. Miller Nash LLP 111 S.W. Fifth Avenue, Suite 3400 Portland, Oregon 97204-3699 (503) 224-5858	Ellen S. Bancroft, Esq. Joo Ryung Kang, Esq. Dorsey & Whitney LLP 38 Technology Drive Irvine, California 92618 (949) 932-3600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                .

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                .

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Barrett Business Services Inc. has prepared this Amendment No. 2 to the Registration Statement on Form S-2 (File No. 333-126496) for the purpose of filing with the Securities and Exchange Commission Exhibit 23.1 to the Registration Statement, which was inadvertently omitted from Amendment No. 1 to the Registration Statement. Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement and, accordingly, such prospectus has not been included herein.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting discounts, commissions, and non-accountable expense allowance) payable by the registrant in connection with the offer and sale of the securities being registered. The selling stockholders will not be responsible for any expenses in connection with the offering described in this registration statement other than underwriting discounts and commissions. All amounts are estimates except the registration and NASD filing fees.

SEC filing fee	$3,928
NASD filing fee	3,836
Accounting fees and expenses	50,000
Legal fees and expenses	180,000
Printing expenses	60,000
Miscellaneous	60,236

Total	$358,000

Item 15. Indemnification of Directors and Officers.

Indemnification

Section 2-312 of the Maryland General Corporation Law (the "Act") provides that any director held liable for an unlawful distribution in violation of Section 2-311 of the Act or the corporation's charter is entitled to contribution from (i) every other director who could be held liable under Section 2-312 of the Act for the unlawful distribution and (ii) each stockholder for the amount the stockholder accepted knowing the distribution was made in violation of Section 2-311 of the Act or the corporation's charter.

Under Section 2-418 of the Act, a person who is made a party to a proceeding because such person is or was an officer or director of a corporation (an "Indemnitee") shall be indemnified by the corporation (unless the corporation's charter provides otherwise) against reasonable expenses incurred by the Indemnitee in connection with the proceeding if the Indemnitee is successful on the merits or otherwise or if ordered by a court of competent jurisdiction. In addition, under said section a corporation is permitted to indemnify an Indemnitee against liability incurred in a proceeding unless (i) the Indemnitee's act or omission was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property, or services; (iii) in the case of a criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful; (iv) the Indemnitee was adjudged liable to the corporation in a proceeding by or in the right of the corporation; or (v) the Indemnitee was adjudged liable on the basis that he or she improperly received a personal benefit.

As authorized by the Act, Article V of the registrant's Articles of Amendment and Restatement, as amended (the "Charter"), provides that the registrant shall indemnify each of its officers and directors to the fullest extent permissible under the Act, as the same exists or may hereafter be amended, against all liabilities, losses, judgments, penalties, fines, settlements and reasonable expenses (including attorney fees) incurred or suffered by such person by reason of or arising from the fact that such person is or was an officer or director of the registrant or is or was serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification continues as to a person who has ceased to be a director, officer, partner, trustee, employee or agent and inures to the benefit of his or her heirs, executors, and administrators.

The registrant's Charter provides that officers and directors of the registrant shall not be liable to the registrant or its stockholders for monetary damages for conduct in their capacities as officers and directors except to the extent that elimination or limitation of officer and director liability is prohibited by Section 5-349 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland, which provides that personal liability for monetary damages may not be limited if the director or officer actually received an improper benefit or profit in money, property or services or in the event of active and deliberate dishonesty that is material to the cause of action and results in a final judgment adverse to the director or officer.

The registrant has entered into an indemnification agreement with each of its directors. Each such agreement provides that the registrant will indemnify the director to the full extent authorized or permitted by the Act or any other applicable statute or the registrant's Charter or bylaws or any amendment thereof against any obligation to pay a judgment, settlement, penalty, fine or reasonable expenses, including attorney fees (any of the foregoing, a "Liability") incurred in connection with any claim (as defined therein), including a claim by or in the right of the registrant; provided that no indemnity shall be paid by the registrant (i) if a final decision by a court having jurisdiction shall determine that such indemnification is unlawful, (ii) on account of acts or omissions by the director which are finally adjudged to have been not in good faith or to have involved intentional misconduct or a knowing violation of law, or (iii) on account of Liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar provision of federal or state statutory law.

The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the underwriters of the registrant, its directors and officers, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, and affords certain rights of contribution with respect thereto.

Insurance

The registrant maintains directors' and officers' liability insurance under which the registrant's directors and officers are insured against loss (as defined) as a result of claims brought against them based upon their acts or omissions in such capacities, including civil liabilities under the Securities Act of 1933.

Item 16. Exhibits.

The exhibits to the registration statement required by Item 601 of Regulation S-K are listed in the index to exhibits at page II-5.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undertaking of the registrant in the preceding sentence does not apply to insurance against liability arising under the Securities Act.

The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Portland, state of Oregon, on the 26th day of July, 2005.

BARRETT BUSINESS SERVICES, INC.
By:	/s/ MICHAEL D. MULHOLLAND Michael D. Mulholland Vice President-Finance, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the 26th day of July, 2005.

Signature	Title

* William W. Sherertz	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ MICHAEL D. MULHOLLAND Michael D. Mulholland	Vice President—Finance, Treasurer and Secretary (Principal Financial Officer)
* James D. Miller	Controller and Assistant Secretary (Principal Accounting Officer)
* Thomas J. Carley	Director
* James B. Hicks, Ph.D.	Director
* Jon L. Justesen	Director
* Anthony Meeker	Director
* Nancy B. Sherertz	Director
*By:	/s/ MICHAEL D. MULHOLLAND Michael D. Mulholland Attorney-in-fact

INDEX TO EXHIBITS

1.1*	Form of Underwriting Agreement.
4.1
Articles III, VI, VII, and VIII of the Charter of the registrant, as amended. Incorporated by reference to Exhibit 3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.
4.2
Article I, Article II, Sections 2 and 10, Article VI and Article VII of the Bylaws of the registrant. Incorporated by reference to Exhibit 3.2 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
4.3	Form of Common Stock Certificate. Incorporated by reference to Exhibit 3.2 to the registrant's Registration Statement on Form S-1 (Registration No. 33-61809).
5.1*	Opinion of Miller Nash LLP as to the legality of the securities being registered.
10.1	Second Amended and Restated 1993 Stock Incentive Plan of the registrant. Incorporated by reference to Exhibit 10.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2001.
10.2	Form of Indemnification Agreement with each director of the registrant. Incorporated by reference to Exhibit 10.8 to the registrant's Registration Statement on Form S-1 (No. 33-61804).
10.3
Summary of annual cash incentive bonus award program for executive officers of the registrant. Incorporated by reference to Exhibit 10.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K").
10.4
Employment Agreement between the registrant and Michael D. Mulholland, dated January 26, 1999. Incorporated by reference to Exhibit 10.4 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
10.5	Summary of compensation arrangements for nonemployee directors of the registrant. Incorporated by reference to Exhibit 10.5 to the 2004 10-K.
10.6
Credit Agreement dated as of March 31, 2004, between the registrant and Wells Fargo Bank, N.A. Incorporated by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (the "2003 10-K").
10.7	Revolving Line of Credit Note dated as of March 31, 2004, in the amount of $6,000,000 issued to Wells Fargo Bank, N.A. Incorporated by reference to Exhibit 10.7 to the 2003 10-K.
10.8
Credit Agreement dated as of July 1, 2005, between the registrant and Wells Fargo Bank, N.A. Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed July 7, 2005 (the "July 2005 8-K").
10.9	Revolving Line of Credit Note dated as of July 1, 2005, in the amount of $4,000,000 issued to Wells Fargo Bank, N.A. Incorporated by reference to Exhibit 10.2 to the registrant's July 2005 8-K.
10.10	2003 Stock Incentive Plan of the registrant (the "2003 Plan"). Incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.
10.11	Form of Incentive Stock Option Agreement under the 2003 Plan. Incorporated by reference to Exhibit 10.11 to the 2003 10-K.

10.12	Form of Nonqualified Stock Option Agreement under the 2003 Plan. Incorporated by reference to Exhibit 10.12 to the 2003 10-K.
10.13	Form of Annual Director Option Agreement under the 2003 Plan. Incorporated by reference to Exhibit 10.13 to the 2003 10-K.
10.14	Form of Incentive Stock Option Agreement approved July 1, 2005, under the 2003 Plan. Incorporated by reference to Exhibit 10.3 to the July 2005 8-K.
10.15	Form of Nonqualified Stock Option Agreement approved July 1, 2005, under the 2003 Plan. Incorporated by reference to Exhibit 10.4 to the July 2005 8-K.
10.16	Summary of compensatory arrangement with William W. Sherertz. Incorporated by reference to Exhibit 10.14 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10.17*	Employment Agreement between the registrant and Michael L. Elich, dated September 25, 2001.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Miller Nash LLP (included in Exhibit 5.1).
24.1*	Power of attorney of certain officers and directors.

*
Filed previously.

QuickLinks

EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS